SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

October 30, 2009

OPTIBASE LTD.
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release “Optibase Announces Acquisition of Commercial Building in Rümlang, Switzerland”.

This report is hereby incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-10840; 333-12814; 333-13186; 333-91650; 333-122128; 333-137644; and 333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: October 30, 2009

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

Optibase Announces Acquisition of
Commercial Building in Rümlang, Switzerland

HERZLIYA, Israel, October 30, 2009 – Optibase Ltd. (Nasdaq: OBAS), today announced that it had acquired a commercial building located at Riedmattstrasse 9, Rümlang from the Swiss property company Zublin Immobilien AG.

The five-storey building includes 12,500 square meters (approximately 134,500 square feet) of rentable space with office, laboratory and retail uses. More than half of the leasable space in the property is occupied by Polymed Medical Center and DHL Logistics.

The closing of the transaction occurred on October 29, 2009 and title to the property was acquired by an Optibase subsidiary. The purchase price for the transaction was approximately CHF 23,500,000 of which CHF 18,800,000 was financed by a local Swiss bank.

Tom Wyler, Chief Executive Officer of the Company commented “we are excited about this transaction which offers us the opportunity to enter into the fixed-income real estate sector in Switzerland.”

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications Optibase has recently resolved to diversify its operations by entering into the fixed-income real-estate sector. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.